UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	516,105,909,423	64.5988	32.5438
Non-Voting Shares	19,069,191,856	2.4232	1.2024
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	31/mar	372,721	138.23	51,521,223.83
Non-Voting Shares		Total		372,721		51,521,223.83
Common Shares	Banco Bradesco S.A.	Debit Reverse Split	19/mar	516,054,298,833
Common Shares		Total Reverse Split		516,054,298,833
Non-Voting Shares		Debit Reverse Split	19/mar	19,067,284,937
Non-Voting Shares		Total Reverse Split		19,067,284,937
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,610,590	64.5988	32.5438
Non-Voting Shares	2,279,640	2.8968	1.4374

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,593,040,227	0.9503	0.4787
Non-Voting Shares	7,817,050,219	0.9933	0.4929
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	BES Securities do Brasil S.A. CCVM	buy	8/mar	9,773	13.07	127.73
Common Shares		Total		9,773		127.73
Non-Voting Shares		buy		9,782	15.30	149.66
Non-Voting Shares		Total		9,782		149.66
Common Shares	Banco Bradesco S.A.	Debit Reverse Split	19/mar	7,592,290,695
Common Shares		Total Reverse Split		7,592,290,695
Non-Voting Shares		Debit Reverse Split	19/mar	7,816,278,295
Non-Voting Shares		Total Reverse Split		7,816,278,295
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	759,305	0.9503	0.4787
Non-Voting Shares	781,706	0.9933	0.4929

In March 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	490,437,989	0.0613	0.0309
Non-Voting Shares	1,246,374,689	0.1583	0.0785
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	3/mar	7,789	12.80	99.69
Common Shares		buy	9/mar	604,011	12.75	7,701.14
Common Shares		buy	11/mar	1,000,000	12.10	12,100.00
Common Shares		buy	15/mar	14,876	12.00	178.51
Common Shares		buy	16/mar	28,381	12.20	346.24
Common Shares		buy	17/mar	8,151	12.30	100.25
Common Shares		buy	18/mar	3,373	12.25	41.31
Common Shares		buy	19/mar	3,973	12.20	48.47
Common Shares		buy	19/mar	6,017	12.50	75.21
Common Shares		Total		1,676,571		20,690.82
Non-Voting Shares		buy	1/mar	15,830	14.90	235.86
Non-Voting Shares		buy	2/mar	4,085	14.90	60.86
Non-Voting Shares		buy	3/mar	1,639	15.10	24.74
Non-Voting Shares		buy	4/mar	3,500	14.92	52.22
Non-Voting Shares		buy	9/mar	9,209	14.75	135.83
Non-Voting Shares		buy	10/mar	5,342	14.45	77.19
Non-Voting Shares		buy	11/mar	1,000,000	14.20	14,200.00
Non-Voting Shares		buy	15/mar	22,867	14.31	327.22
Non-Voting Shares		buy	15/mar	20,250	14.25	288.56
Non-Voting Shares		buy	15/mar	6,770	14.20	96.13
Non-Voting Shares		buy	15/mar	6,458	14.22	91.83
Non-Voting Shares		buy	16/mar	97	14.30	1.38
Non-Voting Shares		buy	16/mar	4,540	14.20	64.46
Non-Voting Shares		buy	17/mar	7,371	14.29	105.33
Non-Voting Shares		buy	18/mar	7,214	14.30	103.16
Non-Voting Shares		buy	19/mar	18,089	14.35	259.57
Non-Voting Shares		buy	19/mar	6,959	14.68	102.15
Non-Voting Shares		Total		1,140,220		16,226.49
Non-Voting Shares		sell	18/mar	200,000	14.51	2,902.00
Non-Voting Shares		sell	18/mar	2,000,000	14.59	29,180.00
Non-Voting Shares		sell	18/mar	2,800,000	14.41	40,348.00
Non-Voting Shares		sell	12/mar	14,034	14.40	202.08
Non-Voting Shares		sell	19/mar	1,000,000	14.55	14,550.00
Non-Voting Shares		sell	19/mar	2,000,000	14.45	28,900.00
Non-Voting Shares		sell	19/mar	2,000,000	14.50	29,000.00
Non-Voting Shares		Total		10,014,034		145,082.08
Common Shares	Banco Bradesco S.A.	Debit Reverse Split	19/mar	322,372,321
Common Shares		Total Reverse Split		322,372,321
Non-Voting Shares		Debit Reverse Split	19/mar	910,916,796
Non-Voting Shares		Total Reverse Split		910,916,796
Common Shares	Bradesco S.A. C.T.V.M	Debit Reverse Split	19/mar	169,693,029
Common Shares		Total Reverse Split		169,693,029
Non-Voting Shares		Debit Reverse Split	19/mar	326,460,335
Non-Voting Shares		Total Reverse Split		326,460,335
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	49,210	0.0615	0.0310
Non-Voting Shares	123,744	0.1572	0.0780

In March 2004 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2004 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( )Board of Executive Officers	(x)Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,780,777	0.0748	0.0376
Non-Voting Shares	211,317,809	0.0268	0.0133
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	BES Securities do Brasil S.A. CCVM	buy	8/mar	100,000	13.04	1,304.00
Common Shares		Total		100,000		1,304.00
Non-Voting Shares		buy	8/mar	100,000	15.30	1,530.00
Non-Voting Shares		Total		100,000		1,530.00
Common Shares	Bradesco S.A. C.T.V.M	buy	8/mar	529	12.90	6.82
Common Shares		Total		529		6.82
Non-Voting Shares		buy	8/mar	15,108	15.15	228.88
Non-Voting Shares		buy	8/mar	7,127	15.25	108.68
Non-Voting Shares		Total		22,235		337.56
Common Shares	Banco Bradesco S.A.	Debit Reverse Split	19/mar	594,121,888
Common Shares		Total Reverse Split		594,121,888
Non-Voting Shares		Debit Reverse Split	19/mar	149,205,122
Non-Voting Shares		Total Reverse Split		149,205,122
Common Shares	Bradesco S.A. C.T.V.M	Debit Reverse Split	19/mar	3,699,630
Common Shares		Total Reverse Split		3,699,630
Non-Voting Shares		Debit Reverse Split	19/mar	62,213,778
Non-Voting Shares		Total Reverse Split		62,213,778
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	21,144	0.0268	0.0133

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.